SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                       For the period ending June 30, 2001

                        Nymox Pharmaceutical Corporation

             9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F)

                        Form 20 F [X]       Form 40 F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

                              Yes [ ]       No [X]

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered: 21,795,425 shares as of June 30, 2001.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             NYMOX PHARMACEUTICAL CORPORATION
                                             (Registrant)



Date:  August 9, 2001                        /s/     Paul Averback
                                             --------------------------------
                                             Paul Averback, MD - President

CORPORATE PROFILE

Nymox Pharmaceutical Corporation is a leader in the research and development of products for the diagnosis and treatment of Alzheimer's disease, an affliction of more than 15 million people around the world. Nymox is currently marketing AlzheimAlert(TM), a urinary test that is the world's only accurate, non-invasive aid in the diagnosis of Alzheimer's disease. Nymox also is developing treatments aimed at the causes of Alzheimer's disease by targeting spherons, which Nymox researchers believe are the source of the senile plaques found in the brains of patients with Alzheimer's disease. Nymox also is developing treatments targeting the brain protein detected by its AlzheimAlert(TM) test and implicated in the widespread brain cell death seen in Alzheimer's disease. Nymox is developing a new class of antibacterial agents for the treatment of urinary tract and other bacterial infections in humans which have proved highly resistant to conventional antibiotic treatments and for the treatment of E. coli 0157:H7 bacterial contamination in hamburger meat and other food and drink products. Nymox also markets NicAlert(TM), a test that uses urine or saliva to detect use of tobacco products. Under development at its subsidiary, Serex, Inc., are a potential saliva-based cholesterol test and a potential test for osteoporosis.

Message to Shareholders
-----------------------
Nymox is pleased to present its results for the second quarter of 2001.

During this quarter, the efficacy of Nymox's AlzheimAlert(TM) test was the subject of peer-reviewed publications and presentations at scientific conferences. AlzheimAlert(TM) is Nymox's state of the art patented urine test designed to aid physicians in the diagnosis of Alzheimer's disease. The test uses urine samples to detect the levels of a brain protein called neural thread protein (NTP) known to be elevated in patients with Alzheimer's disease. AlzheimAlert(TM) is available to physicians through the Company's certified Clinical Reference Laboratory in Maywood, New Jersey at a cost of $295.

On April 11, Nymox announced a new specialist peer-review publication documenting the results of a successful large new clinical trial for its AlzheimAlert(TM) urinary test. The trial was a double-blind study involving Alzheimer's disease patients and normal controls, with overall 140 participants from five institutions. The report appeared in the highly regarded peer-review journal, Alzheimer's Reports, published in England and was co-authored by Suzanna Levy Ph.D. of Mount Sinai School of Medicine, New York; Gregory Golden Ph.D. of Alzheimer's Center, Coatesville PA, and Thomas Jefferson University; Robert Rush Ph.D. of Bio Reference Laboratories, Elmwood Park, New Jersey, and Nymox scientists.

On June 29, Nymox announced that successful results of a national study of AlzheimAlert(TM) test would appear as a peer-reviewed article in the current issue of Neurology & Clinical Neurophysiology, the official journal of the American Academy of Clinical Neurophysiology. Neurology & Clinical Neurophysiology is a prestigious peer-reviewed medical journal published by MIT Press. The article was authored by Suzanna Levy Ph.D. of Mount Sinai School of Medicine, New York; Robert Rush Ph.D. of Bio-

Reference Laboratories, Inc., Elmwood Park, New Jersey; and Michael Munzar MD and Paul Averback MD of Nymox.

The study results provided further confirmation that AlzheimAlert(TM) is able to distinguish Alzheimer disease cases from non-Alzheimer disease cases in the clinical context with a high degree of accuracy. Moreover, the results support earlier findings that the level of the brain protein measured by AlzheimAlert(TM) (neural thread protein or NTP) correlates with the severity of the disease. In the study, patients diagnosed with early stage Alzheimer's disease had significantly lower NTP readings than patients with later stage Alzheimer's disease. The study involved over 120 cases from over 100 individual physicians throughout the United States.

On June 19, Nymox scientists presented positive clinical trial data for the AlzheimAlert(TM) test at the XVII World Congress of Neurology meeting in London. The studies were undertaken with Alzheimer's disease patients and normal subjects at multiple U.S. institutions and found a high degree of accuracy and usefulness for the AlzheimAlert(TM) test.

The World Congress of Neurology is held every four years by the World Federation of Neurology, an international umbrella group for neurological societies from 84 countries, and attracts some 6,000 scientists, researchers, physicians and other experts in neurological diseases, including Alzheimer's disease, from around the world.

On June 21, Nymox's AlzheimAlert(TM) test was featured in an article in ADVANCE for Administrators of the Laboratory. ADVANCE for Administrators of the Laboratory is a widely distributed cutting-edge monthly newsmagazine for clinical laboratory administrators, scientists, organizations and companies. The article, "Shining Light into the Dark," written by Pamela Tarapchak, emphasized the need for early and accurate non-invasive tests for Alzheimer's disease. AlzheimAlert(TM) was highlighted in the article.

There is an emerging consensus among experts in the field of Alzheimer's disease about the need for the early accurate diagnosis of Alzheimer's disease. This was exemplified by a media briefing on Alzheimer's disease presented by the American Medical Association (AMA) on June 7. According to the briefing materials, early diagnosis is required for the best treatment of Alzheimer's disease. Early diagnosis affords early therapeutic treatment for cognitive loss and allows for the development of a well thought-out care plan that can be systematically implemented as the disease progresses and an opportunity for the family to be told what to expect as the disease progresses. The AMA briefing did not address specific products for Alzheimer's disease.

On June 28, Nymox announced that the Associated Press featured a story on Nymox and AlzheimAlert(TM). The report included the experiences of Dr. James Bischoff, a primary-care physician in Montana, with his use of AlzheimAlert(TM) in his practice. The article quoted Dr. Bischoff as being "extremely happy" with the test's accuracy and the reassurance it provides and as saying that "there's a lot of family doctors in small towns all across the country that can be benefit from this." The story reported that Dr. Bischoff had two patients who were wrongly diagnosed elsewhere with Alzheimer's disease but who had normal AlzheimAlert(TM) results. These patients improved dramatically when Dr. Bischoff found the right treatment for them.

The American Medical Review broadcast profiling Nymox's AlzheimAlert(TM) test was made available for viewing through a direct link from the company's web site at www.nymox.com. American Medical Review features technologies that have significantly contributed on a national and/or international level to the advancement of the nation's healthcare. AMR airs on Public Television stations and the American Independent Network (AIN) nation-wide as well as internationally on WorldNet, a U.S. Government News and Information service.

Nymox's R&D activities have been increasingly productive in the past year in generating patentable products and company patent applications. In the past eighteen months, the company and its affiliates have drafted, filed and prosecuted over fourteen U.S. patent applications, as well as a substantially larger number of foreign patent applications.

In this quarter, we continued to make progress in our several drug development programs.

On May 30, Nymox announced positive results from the company's recent laboratory studies of its Alzheimer's disease drug candidate, NXD 3702, based on proprietary drug testing methods. The company plans to advance the drug towards clinical trials in the near future.

On June 1, Nymox announced that its Alzheimer's disease drug discovery programs were featured in the latest issue of Current Drug Discovery. Current Drug Discovery is an international publication for the pharmaceutical industry which provides expert news, analysis and commentary on important topics relating to global drug discovery and development programs.

The article in Current Drug Discovery outlined Nymox's two principal drug development programs aimed at Alzheimer's disease and noted that both are "based on original research into the possible causes of the disease." Nymox's first drug development program is based on spherons which are believed by Nymox researchers to be a major cause of senile plaques -- the characteristic lesion found abundantly in the brains of patients with Alzheimer's disease and thought to play a pivotal role in the fatal illness. The article noted that "Nymox researchers believe that stopping or inhibiting the transformation of spherons into senile plaques will stop or slow the progress of AD. The Nymox team extracted spherons from human brain tissue and developed novel, drug screening methodologies and promising new drug candidates." The company's second program concerns neural thread protein (NTP), a brain protein known to be elevated early in Alzheimer's disease, the levels of which are detected by Nymox's proprietary AlzheimAlert(TM) test. The article noted that "based on the research that led to the discovery of NTP and evidence linking NTP to the cell loss found in AD, Nymox has also developed a unique drug screening system to identify other potential AD drug candidates."

On June 6, Nymox announced that important scientific evidence about NTP appeared in a new study published in Cellular and Molecular Life Sciences (Vol. 58, No. 5-6, pp. 844-849). The new peer-reviewed study provides substantial support for the pivotal role played by this key protein in the Alzheimer's disease process. The study was authored by Dr. Suzanne de la Monte and Dr. Jack Wands of Brown University. The study documents elegant implantation data about the transfer of the gene that produces NTP into human brain cells grown in culture. Over-expression of the NTP gene (which resulted in the cells over-producing NTP) caused cell death and neuritic sprouting, two of the prominent abnormalities associated with Alzheimer's disease. These results emphasize the highly important role that excessive production of NTP is capable of playing in the neurodegeneration found in Alzheimer's disease.

On April 27, 2001, Nymox announced that it had entered into a formal collaboration agreement with the Food Research and Development Centre of the Department of Agriculture and Agri-Food Canada in St. Hyacinthe, Quebec and with the University of Montreal to study animal and meat treatments for E. coli 0157:H7, the deadly bacteria implicated in contamination of meat and other food and drink products and of drinking water supplies. The Food Research and Development Centre is Canada's largest research center devoted to quality, safety, preservation and processing of food products and is operated by Agriculture and Agri-Food Canada in St.-Hyacinthe, Quebec. The Faculty of Veterinary Medicine of the University of Montreal operates internationally recognized research programs in the areas of animal health, feed products and public health. Both the Centre and the Faculty are members of the Veterinary and Food Biotechnology Institute and jointly operate a pilot meat-processing plant to study such issues as microbial contamination during meat processing.

The principal researchers in the collaboration are Dr. Linda Saucier and Dr. John Fairbrother. Dr. Saucier is a microbiologist with the Centre and has a specific interest and expertise in the control of microbial contamination in meat product processing and the control of E. coli in cattle. Dr. Fairbrother is a Professor in the Department of Pathology and Microbiology in the Faculty of Veterinary Medicine and has a long standing research focus on E. coli. For the past twelve years, Dr. Fairbrother has supervised The E. Coli Laboratory of the Diagnostic Service at the Faculty, providing diagnostic services for the identification and typing of E. coli strains.

E. coli 0157:H7 bacteria are recognized as a serious public health problem throughout the world. The Centers for Disease Control and Prevention estimates that in the United States alone, 73,000 cases occur every year as a result of E. coli 0157:H7 contamination of hamburger meat and other food and drink products and of drinking water supplies. This type of E. coli infection often causes severe bloody diarrhea and abdominal cramps and can cause kidney failure, particularly in children under the age of five and in the elderly, often leading to long term kidney problems and, in some cases, death.

There is a pressing need in the beef industry to address the problem of E. coli contamination in meat processing and in livestock. E. coli contamination has triggered massive recalls of ground beef both in the U.S. and in Canada. Cattle are a natural reservoir for the deadly strain of E. coli. Water contamination from cattle operations have resulted in public health tragedies. In May 2000, seven people died and 2,300 became ill in Walkerton, Ontario as a result of such contamination. In September 1999, two people died and 781 became ill as a result of contaminated water from a well at a county fairground outside Albany, New York.

Nymox has also developed other new antibacterial agents to treat difficult chronic and persistent urinary tract infections, streptococcal infections and staphylococcal infections. Urinary tract infections in women caused by bacteria such as E. coli have become increasingly resistant to conventional antibiotic treatment. Some varieties of streptococcus and staphylococcus bacteria, a common source of infection in humans, have acquired a broad immunity to antibiotic treatments. Infections from these antibiotic resistant bacteria are difficult to treat and can be life threatening.

Nymox announced on May 9th that it will sponsor the Third Manhattan Alzheimer Disease Conference in New York in Fall 2001. The 2001 Manhattan Conference is planned to have a number of new features and up-to-date concerns presented by a world class assembly of speakers and panelists. The previous Manhattan Alzheimer Conferences sponsored by Nymox in 1998 and 2000 successfully featured world experts presenting new findings in basic science, clinical trials, and a range of topics in ethics, law and social issues.

As at the earlier Manhattan Conferences, the 2001 Conference will have significant new research advances made public for the first time. The Conference will have a special focus on the medical, social and ethical ramifications of the new emerging diagnostics, in particular in the area of Alzheimer's disease.

Nymox and its products and product development programs were also featured in the financial press.

On June 8, Nymox announced that its AlzheimAlert(TM) test had been referred to as "a leap forward in early detection" of Alzheimer's disease in the latest issue of Equities Magazine. According to the author, P. Finston MD, "fortunately, Nymox's newly released AlzheimAlert(TM) test, a $300 urine test, promises to short circuit at least the agony of not knowing and the expense of finding out."

In the article, Dr. Finston focused on the growing public concerns about Alzheimer's disease and on the need for early detection and better drug treatments for this dreaded illness. Dr. Finston also reported that Nymox has utilized its patented spheron-based technology to develop drug candidates for the treatment of Alzheimer's disease and has a second group of drugs targeted against neural thread protein (NTP), the brain protein detected in patients' urine by the company's AlzheimAlert(TM) test. Dr. Finston adds that

"Nymox is also developing antibacterial drugs to be used in areas that are now inadequately addressed: E. coli for meat contamination." Dr Finston concludes that "management has the commitment to make it happen."

The Wall Street Transcript published an in-depth interview with Nymox's CEO in June about the Company's future. The Wall Street Transcript is an investment publication that has been providing investors, money managers, brokers and analysts with interviews of corporate leaders and Wall Street professionals for over 38 years. It is also available online at www.twst.com.

We wish to thank our over 4,000 shareholders for their valuable continued support. Nymox welcomes the challenges ahead and is confident that it will continue to meet or surpass its important milestones.




Paul Averback MD - President & C.E.O.
August 9, 2001

MANAGEMENT'S DISCUSSION AND ANALYSIS
(in US dollars)

The following discussion should be read in conjunction with the consolidated financial statements of the Company.

Overview
The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from service fees and has not been profitable to date. We refer to the Corporate Overview on page 1 of this financial report for a discussion of the Company's research and development projects and its product pipeline.

Revenues
Revenues from sales amounted to $217,765 for the six months ended June 30, 2001, compared with $73,488 for the same period in 2000. The increase is attributable to higher sales for both AlzheimAlert(TM) and NicAlert(TM). Interest revenue was $11,559 for the period ended June 30, 2001 compared to $34,232 for the same six month period in 2000, derived from interest earned on the Company's cash balances.

Research and Development
Research and development expenditures were $675,095 for the period ended June 30, 2001, compared with $1,101,155 for the period ended June 30, 2000. Management restructured its R&D activities resulting in decreases in salary expenses while maintaining its development of the products in the Company's pipeline.

Marketing Expenses
Marketing expenditures were $160,081 for the period ended June 30, 2001 compared to $139,715 for the same period in 2000. The increase is due to the costs of marketing the new AlzheimAlert(TM) test.

Administrative Expenses
General and administrative expenses amounted to $491,540 for the period ended June 30, 2001, compared with $817,743 for the same period in 2000. The decrease is principally due to reductions in professional fees.

Research Contract
Research contract revenue is from a research project funded by the Foundation for Nutritional Advancement. A director and officer of the Foundation is also a director of the Company.

Long-Term Commitments
Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $15,098 per month and ongoing research funding payments to a U.S. medical facility totaling $172,000 for 2001 and $43,000 in 2002.

Results of Operations
Net losses for the six months ended June 30, 2001 were $1,358,123, or $0.06 per share, compared to $2,090,596, or $0.10 per share, for the same period in 2000. The weighted average number of common shares outstanding for the period ending June 30, 2001 were 21,642,846 compared to 20,582,761 for the same period in 2000.

Liquidity and Capital Resources
As of June 30, 2001, cash totaled $409,953 and receivables totaled $228,756. In November 1999, the Corporation signed a common stock purchase agreement whereby the investor is committed to purchase up to $12 million of the Corporation's common shares over a thirty-month period commencing March 2000, when our F-1 registration statement was declared effective. As at June 30, 2001, four drawings have been made under this Share Purchase Agreement, for total proceeds of $1,436,364. Specifically, on August 16, 2000, 152,616 common shares were issued at a volume weighted average price of US$3.2924 per share; on October 12, 2000, 137,889 common shares were issued at a volume weighted average price of US$3.6261 per share, on February 7, 2001, 161,696 common shares were issued at a volume weighted average price of US$2.0240 and on May 31, 2001, 56,108 common shares were issued at a volume weighted average price of US$1.9466. The Company intends to access financing under this agreement when appropriate to fund its research and development. On March 6, 2001, 200,000 shares were issued at a price of US$2.06 in a private placement for total proceeds of $412,000. The private placement included 100,000 warrants, which expire on March 6, 2003, exercisable at a price of US$2.06.



     This message contains certain "forward-looking statements" as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management's current expectations. Such factors are detailed from time to time in Nymox's filings with the Securities and Exchange Commission (Form F-1 Registration Statement No. 333-31310) and other regulatory authorities, and include the ability of Nymox to (i) raise enough capital to develop its products; (ii) compete against larger entities in the pharmaceutical and biotechnology sectors; (iii) make a profit;
     (iv) obtain necessary regulatory approvals; (iv) protect its intellectual property and (v) meet the challenges of a healthcare industry in transition.

kpmg







                 Consolidated Financial Statements of
                 (Unaudited)


                 NYMOX PHARMACEUTICAL
                 CORPORATION



                 Periods ended June 30, 2001, 2000 and 1999

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements
(Unaudited)

Periods ended June 30, 2001, 2000 and 1999




Financial Statements

     Consolidated Balance Sheets.............................................  1

     Consolidated Statements of Operations...................................  2

     Consolidated Statements of Deficit......................................  3

     Consolidated Statements of Cash Flows...................................  4

     Notes to Consolidated Financial Statements..............................  5

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets
(Unaudited)

June 30, 2001 and 2000, with comparative figures as at December 31, 2000 (in US dollars)

--------------------------------------------------------------------------------
                                     June 30,        June 30,       December 31,
                                       2001            2000            2000
--------------------------------------------------------------------------------
                                    (Unaudited)     (Unaudited)      (Audited)

Assets

Current assets:
  Cash                             $    409,953    $  1,551,074    $     565,711
  Accounts receivable                   168,756          54,693          101,517
  Research tax credits
   receivable                            14,008          10,818           10,457
  Other receivables                      60,000          80,030               -
  Inventory                               1,975              -             4,325
  Prepaid expenses                       17,500         128,500           67,500
--------------------------------------------------------------------------------
                                        672,192       1,825,115          749,510

Capital assets                        3,502,904       2,016,624        3,546,616

Deferred share issuance costs           209,364         242,732          222,512

--------------------------------------------------------------------------------
                                   $  4,384,460    $  4,084,471    $  4,518,638
--------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable and
   accrued liabilities             $    361,994    $   513,078     $    323,774
  Note payable                          396,774              -               -
--------------------------------------------------------------------------------
                                        758,768         513,078         323,774

Minority interest                       933,922              -          933,922

Shareholders' equity:
  Share capital                      24,092,305      21,570,789      23,243,941
  Deficit                           (21,400,535)    (17,999,396)    (19,982,999)
--------------------------------------------------------------------------------
                                      2,691,770       3,571,393       3,260,942

--------------------------------------------------------------------------------
                                   $  4,384,460    $  4,084,471    $  4,518,638
--------------------------------------------------------------------------------


See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations
(Unaudited)

Periods ended June 30, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------------------------------------
                              Three months ended June 30,                   Six months ended June 30,
--------------------------------------------------------------------------------------------------------------
                          2001           2000           1999           2001           2000           1999
--------------------------------------------------------------------------------------------------------------

Revenue:
  Sales                $   126,468    $    35,227    $    47,487    $   187,765    $    73,488    $   104,962
  Interest                   4,816         32,159          6,164         11,559         34,232         17,939
  Research contract         30,000             -              -          30,000              -              -
  ------------------------------------------------------------------------------------------------------------
                           161,284         67,386         53,651        229,324        107,720        122,901

Expenses:
  Research and
   development             354,862        674,747        228,178        678,646      1,108,808        589,841
  Less investment
   tax credits              (2,191)        (4,115)        (1,293)        (3,551)        (7,653)        (1,293)
  ------------------------------------------------------------------------------------------------------------
                           352,671        670,632        226,885        675,095      1,101,155        588,548
  Marketing                 82,103         75,399        142,338        160,081        139,715        529,494
  General and
   administrative          339,406        509,356        161,300        491,540        817,743        406,517
  Cost of sales             41,975         21,863         45,854         65,328         43,725        130,828
  Depreciation and
   amortization             97,660         44,694         31,027        192,542         93,128         67,294
  Interest and bank
   charges                   1,326          1,018          1,303          2,861          2,850          2,222
  ------------------------------------------------------------------------------------------------------------
                           915,141      1,322,962        608,707      1,587,447      2,198,316      1,724,903

Gain on disposal of
 capital assets                  -              -         46,684              -              -         46,684

--------------------------------------------------------------------------------------------------------------
Net loss               $  (753,857)   $(1,255,576)   $  (508,372)   $(1,358,123)   $(2,090,596)   $(1,555,318)
--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
Loss per share         $     (0.03)   $     (0.06)   $     (0.03)   $     (0.06)   $     (0.10)   $     (0.08)
--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
Weighted average
 number of common
 shares outstanding     21,758,020     20,858,422     19,837,354     21,642,846     20,582,761     19,799,854
--------------------------------------------------------------------------------------------------------------


See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit
(Unaudited)

Periods ended June 30, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------------------------------------------
                                 Three months ended June 30,                     Six months ended June 30,
--------------------------------------------------------------------------------------------------------------------
                           2001            2000            1999            2001            2000            1999
--------------------------------------------------------------------------------------------------------------------

Deficit, beginning
 of period             $(20,639,359)   $(16,743,820)   $(13,338,466)   $ (19,982,999)  $(15,605,816)   $(12,256,479)

Net loss                   (753,857)     (1,255,576)       (508,372)      (1,358,123)    (2,090,596)     (1,555,318)

Share issue costs            (7,319)              -               -          (59,413)      (302,984)        (35,041)

------------------------------------------------------------------------------------------------------------------------
Deficit, end of
 period                $(21,400,535)   $(17,999,396)   $(13,846,838)   $(21,400,535)   $(17,999,396)   $(13,846,838)
------------------------------------------------------------------------------------------------------------------------


See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows
(Unaudited)

Periods ended June 30, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------------------------------------
                              Three months ended June 30,                   Six months ended June 30,
--------------------------------------------------------------------------------------------------------------
                          2001           2000           1999           2001           2000           1999
--------------------------------------------------------------------------------------------------------------
Cash flows from
 operating activities:
  Net loss             $  (753,857)   $(1,255,576)   $  (508,372)   $(1,358,123)   $(2,090,596)   $(1,555,318)
  Adjustments for:
    Depreciation and
     amortization           97,660         44,694         31,027        192,542         93,128         67,294
    Gain on
     disposal of
     capital assets              -              -        (46,684)             -              -        (46,684)
  Change in
   operating assets
   and liabilities         108,201         69,451       (172,440)       (40,220)       (38,716)       131,673
--------------------------------------------------------------------------------------------------------------
                          (547,996)    (1,141,431)      (696,469)    (1,205,801)    (2,036,184)    (1,403,035)

Cash flows from
 financing activities:
  Proceeds from
   issuance of
   share capital           109,091              -        155,148        848,364      4,000,000        524,094
  Share issue costs         (3,274)       (10,338)             -        (46,265)      (350,365)       (35,041)
  Repayment of note
   payable                       -              -              -              -       (346,428)             -
  Issuance of
   short-term debt         396,774              -              -        396,774              -              -
--------------------------------------------------------------------------------------------------------------
                           502,591        (10,338)       155,148      1,198,873      3,303,207        489,053

Cash flows from
 investing activities:
  Additions to
   capital assets          (94,388)      (108,198)        (6,730)      (149,080)      (165,312)       (48,274)
  Proceeds on
   disposal of
   capital assets                -              -        202,591            250              -        202,591
  Net proceeds on
   maturity of short-
   term investments              -              -        195,359              -              -      1,282,864
--------------------------------------------------------------------------------------------------------------
                           (94,388)      (108,198)       391,220       (148,830)      (165,312)     1,437,181

--------------------------------------------------------------------------------------------------------------
(Decrease) increase
 in cash                  (139,793)    (1,259,967)      (150,101)      (155,758)     1,101,711        523,199

Cash, beginning of
 period                    549,746      2,811,041      1,168,206        565,711        449,363        494,906
--------------------------------------------------------------------------------------------------------------
Cash, end of period    $   409,953    $ 1,551,074    $ 1,018,105    $   409,953    $ 1,551,074    $ 1,018,105
--------------------------------------------------------------------------------------------------------------

Supplemental disclosure
to statements
of cash flows:
  (a) Interest paid    $     1,326    $     1,018    $     1,303    $     2,861    $     2,850    $     2,222
  (b) Non-cash
       transaction:
      Acquisition of
       Serex, Inc. by
       issuance of
       common shares             -              -              -              -        657,825              -
--------------------------------------------------------------------------------------------------------------

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended June 30, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------


     Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, is a development stage biopharmaceutical corporation which specializes in the research and development of products for the diagnosis and treatment of Alzheimer's disease. The Corporation is currently marketing AlzheimAlert(TM), a urinary test that aids physicians in the diagnosis of Alzheimer's disease, and is developing treatments aimed at the causes of Alzheimer's disease. The Corporation also markets NicAlert(TM), a test that uses urine or saliva to detect use of tobacco products. The Corporation is developing a new class of antibacterial agents for the treatment of urinary tract and other bacterial infections in humans which have proved highly resistant to conventional antibiotic treatments and for the treatment of E-coli 0157:H7 bacterial contamination in hamburger meat and other food and drink products. Under development at its subsidiary, Serex, Inc., are a potential saliva-based cholesterol test and a potential test for osteoporosis.

     Since inception, the Corporation's activities have been primarily focused on developing certain pharmaceutical technologies and obtaining outside funding to support the continued development of its technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities.

     The Corporation is listed on the NASDAQ Stock Market.


1.   Basis of presentation:

     (a)  Consolidation and change in measurement currency:

          The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles and include the accounts of its wholly-owned US subsidiaries. Significant intercompany balances and transactions have been eliminated on consolidation.

          Effective January 1, 2000, the Corporation adopted the United States dollar as its measurement currency as a result of the significance of business activities conducted in the United States and the increasing proportion of operating, financing and investing transactions in the Canadian operations that are denominated in U.S. dollars. In accordance with Canadian GAAP, the consolidated financial statements for the comparative figures as at and for the periods ended June 30, 1999 have been presented in US dollars using the convenience translation method whereby by all Canadian dollar amounts were converted into US dollars at the closing exchange rate at December 31, 1999, which was $1.4433 Canadian dollar per US dollar.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2001, 2000 and 1999
 (in US dollars)

--------------------------------------------------------------------------------


1.   Basis of presentation (continued):

     (b)  Interim financial statements:

          The unaudited consolidated balance sheets as at June 30, 2001 and the unaudited consolidated statements of operations, deficit and cash flows for the three and six-month periods ended June 30, 2001, 2000 and 1999 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. There are no adjustments in these interim financial statements other than normal recurring adjustments.


--------------------------------------------------------------------------------
2.   Canadian/US Reporting Differences:

     (a)  Consolidated statements of earnings:

          The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

--------------------------------------------------------------------------------------------------------------
                              Three months ended June 30,                   Six months ended June 30,
--------------------------------------------------------------------------------------------------------------
                          2001           2000           1999           2001           2000           1999
--------------------------------------------------------------------------------------------------------------

Net loss, Canadian
 GAAP                  $  (753,857)   $(1,255,576)   $  (508,372)   $(1,358,123)   $(2,090,596)   $(1,555,318)

Adjustments:
  Amortization of
   patents (i)              23,993          2,343        (13,619)        26,346          4,392        (27,139)
  Change in reporting
   currency (iii)                -              -         (1,501)             -              -         45,606
  Stock-based
   compensation
   options granted to
   non-employees (ii)         (285)             -              -        (15,595)             -              -
--------------------------------------------------------------------------------------------------------------
                            23,708          2,343        (15,120)        10,751          4,392         18,467

--------------------------------------------------------------------------------------------------------------
Net loss, U.S. GAAP    $  (730,149)   $(1,253,233)   $  (523,492)   $(1,347,372)   $(2,086,204)   $(1,536,851)
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
Loss per share,
 U.S. GAAP             $     (0.03)   $     (0.06)   $     (0.03)   $     (0.06)   $     (0.10)   $     (0.08)
--------------------------------------------------------------------------------------------------------------

     (b)  Consolidated shareholders' equity:

          The reconciliation of shareholders' equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

--------------------------------------------------------------------------------
                                                        June 30,
--------------------------------------------------------------------------------
                                            2001          2000          1999
--------------------------------------------------------------------------------

Shareholders' equity, Canadian GAAP     $ 2,691,770    $3,571,393    $2,620,965

Adjustments:
  Amortization of patents (i)              (121,600)     (152,916)     (193,588)
  Stock-based compensation - options
   granted to non-employees (ii):
    Cumulative compensation expense      (1,221,138)     (947,853)     (749,038)
    Additional paid-in capital            1,273,701     1,000,416       785,031
  Change in reporting currency (iii)        (62,672)      (62,672)      (45,558)
--------------------------------------------------------------------------------
                                           (131,709)     (163,025)     (203,153)

--------------------------------------------------------------------------------
Shareholders' equity, U.S. GAAP         $ 2,560,061    $3,408,368    $2,417,812
--------------------------------------------------------------------------------


     (i) In accordance with APB Opinion 17, Intangible Assets, the patents are amortized using the straight-line method over the legal life of the patents from the date the patent was secured. For Canadian GAAP purposes, the patents are amortized commencing in the year of commercial production of the developed products.

     (ii) In accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees has been recorded in the accounts based on the fair value of the stock options at the grant date. There are no comparable Canadian standards.

     (iii) The Company adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all periods presented have been translated into US dollars at the ending exchange rate for the respective period and the statement of earnings at the average exchange rate for the respective period.

3.   Segment disclosures:

     Geographic segment information was as follows:

     ----------------------------------------------------------------------
                                                                    United
                                                      Canada        States
     ----------------------------------------------------------------------

     Revenues:
         2001                                   $     41,739    $  187,585
         2000                                         34,232        73,488
         1999                                         17,939       104,962

     Net loss:
         2001                                     (1,063,458)     (294,665)
         2000                                     (1,247,918)     (842,678)
         1999                                       (917,661)     (637,657)

     Identifiable assets:
         June 30, 2001                             3,937,143       447,317
         June 30, 2000                             3,681,646       402,825
         December 31, 2000 (audited)               4,110,466       408,172

     ----------------------------------------------------------------------